September 22, 2020

VIA EDGAR

Kevin Dougherty

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Peridot Acquisition Corp.
Registration Statement on Form S-1
Filed September 4, 2020, as amended
File No. 333-248608

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Peridot Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Wednesday, September 23, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 643 copies of the preliminary prospectus dated September 18, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Carlos Alvarez
Name: Carlos Alvarez Title: Managing Director, Head of Specialty Finance and Permanent Capital

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald Title: Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Authorized Signatory

As Representatives of the underwriters